Exhibit 4.1

DEMAND PROMISSORY NOTE

$60,000.00	Sarasota, FL
November 29, 2022

For value received, and intending to be legally bound, INVO Bioscience Inc. (the “Maker”), promises to pay the total sum of sixty thousand dollars ($60,000.00) to STEVE SHUM (the “Holder”) together with a financing fee (the “Fee”) of ten percent (10%). Should this demand promissory note (this “Note”) not be repaid in full by January 31, 2023, interest shall accrue on the Note from the date hereof until paid, at the rate of ten percent (10%) per annum (computed on the basis of a 360-day year of twelve 30-day months). Principal, the Fee and any interest due shall be paid in full on demand, following ten (10) calendar day prior written notice, which may be given by Holder starting on December 29, 2022. Payments shall be applied first to any accrued interest and then to the financing fee and shall be made at such place as the Holder may direct.

This Note may be prepaid in whole or in part at any time without penalty, premium or other consideration.

All presentment notice of protest or notice of nonpayment or dishonor are hereby waived, and the failure of the Holder to exercise any of his rights hereunder in any instance shall not constitute a waiver thereof in that or any other instance.

Notwithstanding anything stated to the contrary herein, this Note shall become immediately due and payable, without any demand or notice whatsoever, upon the commencement of any bankruptcy, reorganization, receivership or insolvency proceeding by or against the Maker, or upon the Maker making any assignment for the benefit of creditors.

In the event that this Note, together with all accrued but unpaid interest hereon, is not paid within ten (10) days after the date upon which payment becomes due pursuant to the terms of this Note, then the Maker agrees to pay all reasonable attorney’s fees and expenses incurred by the Holder in enforcing the obligations of the Maker under this Note.

This Note may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of the Maker or the Holder, but only by an agreement in writing signed by both the Maker and the Holder.

This note shall be construed in accordance with the laws of the State of New York, without regard to those provisions related to choice of law.

[Signature follows on next page]

IN WITNESS WHEREOF, the Maker has executed and delivered this instrument effective as of the date first written above.

By Maker:	Reviewed and Approved By:

/s/ Andrea Goren	/s/ Matthew Szot
Andrea Goren	Matthew Szot
Chief Financial Officer	Chairman, Audit Committee
INVO Bioscience Inc.	INVO Bioscience Inc.

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